

Mail Stop 3561

August 31, 2009

Red Rock Pictures Holdings, Inc.
Reno Rollé-Chief Executive Officer
8228 Sunset Boulevard, 3rd Floor
Los Angeles, California 90046

> **Re:** **Red Rock Pictures Holdings, Inc.**
> **Form 10-K for the fiscal year ended August 31, 2008**
> **Filed December 17, 2008**
> **File Number: 001-32658**

Dear Mr. Rollé:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended August 31, 2008

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 21

1. In its Form 10-K for the fiscal year ended July 31, 2008, National Lampoon states that it owns approximately 14% of your outstanding capital stock. However, you do not disclose National Lampoon's ownership in the table of beneficial owners of five percent of more of your common stock in Item 12 of your Form 10-K. Please refer to Item 403(a) of Regulation S-K and revise your filing, as appropriate.

Item 13. Certain Relationships and Related Transactions, page 22

2. As required by Item 404(a)(1) of Regulation S-K, please revise to disclose the basis on which Williams and Laikin are related parties. Also, as required by Item 404(a)(2) of Regulation S-K, disclose their position or relationship with National Lampoon.

Consolidated Financial Statements

General - Related Party Transactions with National Lampoon

3. As required by Rule 4-08(k) of Regulation S-X, please ensure that all related party transactions are identified and the amounts stated on the face of your financial statements.

Consolidated Statements of Stockholders' Equity (Deficit), page F-4

4. In the third paragraph of Note 7, you state that 11,440,662 shares of your common stock were issued in connection with the Williams-Laikin loans during the fiscal year ended August 31, 2008, and that such shares have been valued at their market value on the date of issue. However, according to the disclosures in Note 11, a total of 14,676,374 shares were issued in accordance with the Williams-Laikin loans. Also, it appears that no value was attributed to these shares since the only other shares issued for cash were the 5,100,000 shares issued to IFG for $215,000 as described in Note 13. Please revise your Consolidated Statements of Stockholders' Equity (Deficit) to show separately the common shares issued in connection with the Williams-Laikin loans. Also, please revise your disclosure in Note 7 to state the value attributed to these shares and how such value has been reflected in your financial statements.

Form 10-Q for the quarter ended May 31, 2009

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 8. Print and Advertising Funding, page 11

5. With respect to advances you have made to National Lampoon for distribution and prints and advertising services, please tell us the titles of the related films, the amount of advances for each film, and how you determined that such advances are fully recoupable as of May 31, 2009. In this regard, we note that you requested performance information on both the Bag Boy and Ratko films, which resulted in a complete write off of your production loans for these two films. In your response, provide us with a summary of any performance information available for the films related to your $1,313,378 of advances to National Lampoon as of May 31, 2009.

Note 10. Advances from Related Parties, page 12

6. You indicate on page 16 that you are currently in default of the Williams-Laikin loans. As such, please expand your disclosure to explain the consequences of this default. In this regard, disclose whether or not any further borrowings are available from Williams or Laikin. Also, discuss the security for the Williams-Laikin loans and whether or not it involves the advances made to National Lampoon for distribution and prints and advertising services for certain titles released by National Lampoon.

Management's Discussion or Plan of Operation, page 14

7. On page 16, you state that you have not been able to raise the capital expected to pursue your business plan. You also state that you currently have no material commitments for capital expenditures. However, based on the disclosures on page 14, you have material commitments with respect to agreements to fund and co-fund production of a slate of National Lampoon branded moderately budgeted films. Please expand your disclosure of liquidity and capital resources to more fully describe these commitments under your agreements with National Lampoon and explain the consequences to your business in the event you are unable to fulfill these commitments.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 with any question related to the comments noted above or the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief